SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio 0773-14 - BM&FBovespa, where clarification about the news published in Agência Estado-Broadcast  in March 28, 2014, which states, among other information, that the Company expects to record earnings in 2014 and in this this year a "series of non-recurring items” are requested not to affect the Company's results, we clarify the following:

Eletrobras released the results of the year 2013 recording a loss of R$ 6.3 billion, reflecting the new rates of generation and transmission assets whose concessions were renewed in accordance with the Law 12.783/13, plus several variables, which we can highlight: impairment in the amount of R$ 2, 5 billion; expenses of R$ 1.7 billion regarding the Early Retirement Plan - PID, and provision for contingencies in the amount of R$ 1.4 billion.

In this scenario Eletrobras presented a negative EBITDA of R$ 3.69 billion. However, this value deducted from atypical events or, in other words, "non-recurring facts" as named in the news in reference represents a positive Adjusted EBITDA of R$ 77 million, as shown in items I.4 item and I. 5 of the Marketletter of the 4th Quarter of 2013, filed at CVM and available Eletrobras website (www.eletrobras.com.br/elb/ri).

Eletrobras, as has been reported, through Market Announcement and Relevant Facts disclosed on March 28, 2014, is adopting several measures to achieve operational efficiency through actions of short and medium term that aim reducing costs, increasing revenues and improving the quality and safety of the electricity service.

Therefore, for the year 2014, among other results, it is expected a reduction of personnel costs of about R$ 2.7 billion, compared to those values recorded in 2013, as a result of the Early Retirement Plan ("PID ") implanted in the year 2013, first due to the provision of R$ 1.7 billion will not occur in 2014 and there will be a reduction in costs of retired employees in 2013, higher than R$ 1 billion. Some provisions from onerous contracts, such as the unburdening of Itaparicar costs are expected to be reversed, according to Notice No. 28 of the Ministry of National Integration, the operation and maintenance of the infrastructure of common use of irrigated perimeters of Itaparica will be transferred to CODESVASF from June 1, 2014.

Therefore, the ongoing actions to reduce costs, combined with the increase in revenue due to the entry into operation of new enterprises, whose complete list and scheduled to begin the operations can be found at the  Marketletter 4Q13 - Annex (above mentioned), aim the company’s results improvement.

Rio de Janeiro, March 31, 2014.

Armando Casado de Araujo

                    CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.